FORM 6-K/A
                                 AMENDMENT NO. 1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                   9 July 2004

                        Commission File Number 000-02404

                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)

                                Innovation House
                                    Mark Road
                                 Hemel Hempstead
                              Hertforshire  HP2 7DN
                                 United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                              Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): _______


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This  Form  6-K/A Amendment No. 1 hereby deletes the Form 6-K dated July 9, 2004 and  filed  by  Baltimore Technologies plc with the U.S. Securities and Exchange
Commission  on  July  9,  2004.



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Baltimore  Technologies  plc


                                                By:  /s/  Duncan Soukup
                                                     ------------------
                                                Name:  Duncan Soukup
                                                Title:  Interim Chief Executive
                                                Officer


Date:  July 12, 2004


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